Management's Discussion and Analysis

For the year ended December 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”), dated March 6, 2009, should be read in conjunction with the audited Consolidated Financial Statements of Paramount Resources Ltd. (“Paramount” or the “Company”) for the year ended December 31, 2008. Information included in this MD&A is presented in accordance with Generally Accepted Accounting Principles (‘‘GAAP”) in Canada. Amounts are presented in Canadian dollars unless otherwise stated.

This document contains forward-looking statements, non-GAAP measures and oil and gas measures and definitions, including contingent resources. Readers are referred to the “Advisories” section of this document concerning such matters.

In this document “funds flow from operations”, “funds flow from operations per share - diluted”, “netback” and “net debt”, collectively the “Non-GAAP measures”, are presented as indicators of Paramount's financial performance. The Non-GAAP measures do not have standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other issuers. Funds flow from operations excludes the impacts of non-commodity financial derivatives, among other items. Certain comparative figures have been reclassified to conform to the current years presentation.

Additional information concerning Paramount, including its Annual Information Form, can be found on the SEDAR website at www.sedar.com.

Paramount is an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of petroleum and natural gas. Management’s strategy is to maintain a balanced portfolio of opportunities, to grow reserves and production in Paramount’s Principal Properties while maintaining a large inventory of undeveloped acreage, and to selectively pursue higher risk/higher return prospects. Paramount has spun-out three public entities: (i) Paramount Energy Trust in February, 2003; (ii) Trilogy Energy Trust (“Trilogy”) in April, 2005; and (iii) MGM Energy Corp. (“MGM Energy”) in January, 2007. Paramount continues to hold investments in the securities of Trilogy and MGM Energy in its portfolio of Strategic Investments.

Paramount’s operations are divided into three segments, established by management to assist in allocating resources, assessing operating performance and achieving long-term strategic objectives: i) Principal Properties; ii) Strategic Investments; and iii) Corporate.

Paramount’s Principal Properties are divided into four Corporate Operating Units (“COUs”) as follows:

▪	Kaybob consisting of properties in West Central Alberta;
▪	Grande Prairie consisting of properties in Central Alberta;
▪	Northern consisting of properties in Northern Alberta, the Northwest Territories and Northeast British Columbia; and
▪	Southern consisting of properties in Southern Alberta, Saskatchewan, Montana and North Dakota.

Strategic Investments include investments in other entities, including affiliates, and development stage assets where there is no near-term expectation of production, but a longer-term value proposition based on spin-outs, sales, or future revenue generation.

Paramount Resources Ltd. 2008 Management’s Discussion and Analysis

The Corporate segment is comprised of income and expense items, including general and administrative expense and interest expense, which have not been specifically allocated to Principal Properties or Strategic Investments.

Highlights
Year ended December 31	2008	2007	2006
($ millions, except as noted)
Financial
Net (loss) earnings	(116.6)	416.2	(17.8)
per share - basic ($/share)	(1.72)	5.94	(0.26)
per share - diluted ($/share)	(1.72)	5.89	(0.26)
Funds flow from operations	179.6	100.5	171.6
per share - diluted ($/share)	2.65	1.42	2.53
Petroleum and natural gas sales	318.1	283.4	312.6
Total assets	1,117.3	1,299.8	1,419.0
Long-term debt	109.5	134.6	508.8
Net debt	97.5	(15.5)	614.5
Operational
Sales volumes
Natural gas (MMcf/d)	61.0	78.8	81.6
Oil and NGLs (Bbl/d)	3,594	3,536	3,653
Total (Boe/d)	13,764	16,669	17,256
Average realized price
Natural gas ($/Mcf)	8.64	6.77	7.66
Oil and NGLs ($/Bbl)	95.12	68.74	63.27
Wells drilled (net)	38	108	231

Paramount Resources Ltd. 2008 Management’s Discussion and Analysis

Segment Earnings (Loss)

Year ended December 31	2008	2007	2006
($ millions)
Principal Properties	33.6	(290.2)	(142.9)
Strategic Investments	(94.6)	780.6	141.3
Corporate	(40.9)	(31.0)	(66.3)
Taxes	(14.7)	(43.2)	50.1
Net Earnings (Loss)	(116.6)	416.2	(17.8)

Funds Flow From Operations

The following is a reconciliation of funds flow from operations to the nearest GAAP measure:

Year ended December 31	2008	2007	2006
($ millions, except as noted)
Cash from operating activities	194.9	98.7	182.4
Change in non-cash working capital	(15.3)	1.8	(10.8)
Funds flow from operations	179.6	100.5	171.6
Funds flow from operations ($/Boe)	35.64	16.52	27.25

2008 Overview

▪   Net loss of $116.6 million in 2008 compared to net earnings of $416.2 million in 2007. The current year includes $96.9 million of Strategic Investment write-downs and $54.9 million of property and goodwill write-downs, partially offset by higher gains on financial commodity contracts and petroleum and natural gas sales. Prior year net earnings included $799.4 million of Strategic Investment disposition gains partially offset by $273.9 million of property and goodwill write-downs.

▪   Net earnings in 2007 of $416.2 million compared to a net loss of $17.8 million in 2006. The 2006 net loss included $183.8 million of petroleum and natural gas property write-downs and $154.5 million of equity investment income including a $111.3 million dilution gain related to North American Oil Sands Corp. (“North American”). Earnings for 2007 included the impacts of lower natural gas prices and sales volumes than 2006.

▪   Funds flow from operations in 2008 increased by 79 percent to $179.6 million from the prior year due to higher realized commodity prices, lower interest, operating, and general and administrative expenses, partially offset by lower natural gas production and higher royalties.

Paramount Resources Ltd. 2008 Management’s Discussion and Analysis

Principal Properties

§ Netback increased to $182.5 million in 2008 from $141.5 million in 2007, largely due to higher annual average commodity prices and lower operating expenses, partially offset by lower sales volumes and higher royalties.

§ Exploration and development capital spending decreased to $170.8 million from $266.8 million.

§ Grande Prairie received regulatory approval for waterflood at Crooked Creek with initial production of
150 Boe/d in December 2008 increasing to approximately 500 Boe/d by the end of February.

§ Kaybob received regulatory approval for downspacing to four wells per section in 62 sections of land, and drilled its first two wells from a common lease including one horizontal well.

§ Drilled 16 (12.7 net) wells in the United States, as part of Southern’s light oil program.

§ Continued to dispose of non-core assets, recognizing net gains of $9.1 million.

§ Recognized a property impairment charge of $44.6 million, primarily related to the United States oil program.

Strategic Investments

§ Increased ownership in Trilogy to 23.3 percent at December 31, 2008 from 18.8 percent at December
31, 2007 through unit purchases, continued participation in Trilogy’s distribution reinvestment plan
(“DRIP”) and, indirectly, as a result of Trilogy’s normal course issuer bid (“NCIB”) unit purchases.

§ Independent resource evaluation for Hoole oil sands properties was completed with a “best estimate”
of approximately 458 million barrels of “contingent resources” as of August 1, 2008; seven delineation wells were drilled in the first quarter of 2009.

§ Invested $12.3 million in 22.4 million shares of MGM Energy pursuant to MGM Energy’s July public offering, maintaining a 16.7 percent equity interest.

§ Invested $6.0 million in 6.1 million Class A common shares of NuLoch Resources Inc. (“NuLoch”), a
TSX Venture Exchange listed company with properties in Alberta and Southeast Saskatchewan.

§ Purchased 3.5 million common shares of Paxton Corporation (“Paxton”), a private company involved in greenhouse gas technology, for $4.8 million. Certain directors of Paramount are also directors and shareholders of Paxton.

§ Commenced construction of a third drilling rig, expected to be in service in 2009.

§ Recognized a provision for impairment of $96.9 million on investments.

Corporate

▪	Purchased 1.0 million Paramount shares for $7.3 million in 2008 under the Company’s NCIBs.
▪	Interest and financing charges decreased to $9.9 million in 2008 from $32.1 million in 2007.
▪	Reduced Corporate general and administrative expenses to $24.7 million from $28.9 million in 2007.

Paramount Resources Ltd. 2008 Management’s Discussion and Analysis

Principal Properties

Netbacks and Segment Earnings (Loss)
Year ended December 31
($ millions)		2008	2007

Revenue		318.1	283.4
Royalties		(47.8)	(40.5)
Operating expense and production tax		(72.1)	(85.5)
Transportation expense		(15.7)	(15.9)
Netback		182.5	141.5
Settlements of financial commodity contracts		17.4	12.0
Netback including settlements of financial commodity
contracts		199.9	153.5
Other Principal Property items (see below)		(166.3)	(443.7)
Segment earnings (loss)		33.6	(290.2)

Revenue

Year ended December 31
($ millions)	2008	2007	% Change
Natural gas sales	193.0	194.7	(1)
Oil and NGLs sales	125.1	88.7	41
Total	318.1	283.4	12

Revenue from natural gas, oil and NGLs sales was $318.1 million in 2008, an increase of 12 percent from 2007, due primarily to the impact of higher commodity prices, partially offset by lower natural gas sales volumes.

The impact of changes in prices and volumes on petroleum and natural gas sales revenue for the year ended December 31, 2008 are as follows:

($ millions)	Natural gas	Oil and NGLs	Total
Year ended December 31, 2007	194.7	88.7	283.4
Effect of changes in prices	41.8	34.7	76.5
Effect of changes in sales volumes	(43.5)	1.7	(41.8)
Year ended December 31, 2008	193.0	125.1	318.1

Paramount Resources Ltd. 2008 Management’s Discussion and Analysis

Sales Volumes

Year ended
December 31		2008			2007			Change
		Oil			Oil			Oil
	Natural	and		Natural	and		Natural	and
	Gas	NGLs	Total	Gas	NGLs	Total	Gas	NGLs	Total
	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d
Kaybob	18.2	576	3,606	22.3	533	4,245	(4.1)	43	(639)
Grande Prairie	9.7	628	2,241	11.2	765	2,640	(1.5)	(137)	(399)
Northern	18.2	768	3,796	25.7	865	5,151	(7.5)	(97)	(1,355)
Southern	14.1	1,619	3,969	18.1	1,369	4,389	(4.0)	250	(420)
Other	0.8	3	152	1.5	4	244	(0.7)	(1)	(92)
Total	61.0	3,594	13,764	78.8	3,536	16,669	(17.8)	58	(2,905)

Average daily natural gas sales volumes decreased to 61.0 MMcf/d in 2008 compared to 78.8 MMcf/d in 2007. The decrease was primarily a result of the shut-in of the Maxhamish and West Liard facilities in Northern, normal production declines across all COUs and asset sales.

Average daily crude oil and NGLs sales volumes increased to 3,594 Bbl/d in 2008 compared to 3,536 Bbl/d in 2007, primarily as a result of Southern’s North Dakota drilling program partially offset by reduced production at Crooked Creek in Grande Prairie pending regulatory approval of waterflood and declines at Bistcho and Cameron Hills in Northern.

During the second quarter, Paramount initiated a process to explore the sale of properties in the Cameron Hills, Bistcho, Negus, and Larne areas in Alberta and the Northwest Territories. On July 29, 2008, the initial bidding period closed and while interest was expressed, no acceptable bids were received. The formal sales process was closed in the third quarter.

Annual average production was 13,764 Boe/d for 2008, a difference of 236 Boe/d from guidance of 14,000 Boe/d provided in November 2008. This difference is primarily the result of delays in obtaining regulatory approval for waterflood at Crooked Creek in Grande Prairie and extremely cold weather in December that caused production and delivery interruptions.

Commodity Prices

Key monthly average commodity price benchmarks and foreign exchange rates are as follows:

Year ended December 31	2008	2007	% Change
Natural Gas
AECO (Cdn$/GJ)	7.71	6.27	23
New York Mercantile Exchange
(US$/MMbtu)	9.04	6.86	32
Crude Oil
West Texas Intermediate (US$/Bbl)	99.65	72.34	38
Edmonton par (Cdn$/Bbl)	102.87	77.02	34
Foreign Exchange
Cdn$/1US$	1.07	1.07	-

Paramount Resources Ltd. 2008 Management’s Discussion and Analysis

Average Realized Prices

Year ended December 31	2008	2007	% Change
Natural gas ($/Mcf)	8.64	6.77	28
Oil and NGLs ($/Bbl)	95.12	68.74	38
Total ($/Boe)	63.14	46.59	36

Paramount’s average realized natural gas price for 2008, before realized gains on financial commodity contracts, was $8.64/Mcf compared to $6.77/Mcf in 2007. Paramount’s natural gas sales portfolio primarily consists of sales priced at the Alberta spot market, Eastern Canadian markets, and California markets and is sold in a combination of daily and monthly contracts.

The average realized oil and NGLs price for 2008, before realized gains on financial commodity contracts, increased to $95.12/Bbl compared to $68.74/Bbl in 2007. Paramount's Canadian oil and NGLs sales portfolio primarily consists of sales priced relative to Edmonton Par, adjusted for transportation and quality differentials. The Company’s United States oil and NGLs sales portfolio is sold at the lease with differentials negotiated relative to West Texas Intermediate crude oil prices.

Commodity Price Management

Paramount, from time to time, uses financial and physical commodity price instruments to manage exposure to commodity price volatility. The financial instruments have not been designated as hedges for accounting purposes, and as a result changes in the fair value of these contracts are recognized in earnings.

Settlements of financial commodity contracts were as follows:

Year ended December 31
($ millions, except as noted)	2008	2007
Received (paid) on settlement
Gas contracts	2.9	15.2
Crude contracts	14.5	(3.2)
Total	17.4	12.0
$/Boe	3.45	1.98

At December 31, 2008, Paramount had the following financial commodity contracts outstanding:

($ millions, except as noted)	Total Notional	Price	Fair Value	Remaining Term
	sale/(purchase)

Gas - NYMEX	10,000 MMBtu/d	USD $9.94/MMBtu	4.5	January - March 2009
Gas - NYMEX	(10,000 MMBtu/d)	USD $6.63/MMBtu	(0.9)	January - March 2009
Gas - AECO	20,000 GJ/d	CAD $9.50/GJ	6.2	January - March 2009
Total			9.8

Paramount also has a long-term physical contract to sell 3,400 GJ/d of natural gas at a fixed price of $2.52/GJ plus an escalation factor, expiring in 2011.

Paramount Resources Ltd. 2008 Management’s Discussion and Analysis

Royalties
Year ended December 31
($ millions, except as
noted)	2008	2007	% Change
Natural gas	27.7	27.3	1
Oil and NGLs	20.1	13.2	52
Total	47.8	40.5	18
$/Boe	9.49	6.66	41
Royalty rate (%)	15.0	14.3

Royalties increased to $47.8 million in 2008 compared to $40.5 million in 2007. Natural gas royalties remained flat. Oil and NGLs royalties increased by 52 percent consistent with higher revenue and production in the United States and due to higher rates in Northern.

The impact of changes in revenue and royalty rates on royalty expense for the year ended December 31, 2008 is as follows:

($ millions)
Year ended December 31, 2007			40.5
Effect of changes in revenue			4.9
Effect of changes in royalty rates			2.4
Year ended December 31, 2008			47.8

Operating Expense and Production Tax
Year ended December 31
($ millions, except as noted)	2008	2007	% Change
Operating expense	68.9	83.3	(17)
Production tax	3.2	2.2	45
Total	72.1	85.5	(16)
$/Boe	14.31	14.06	2

Operating expenses for the year ended December 31, 2008 decreased 17 percent to $68.9 million compared to $83.3 million in 2007. The decrease is primarily due to lower operating expenses in Northern, which include reductions resulting from the shut-in of the Maxhamish and Liard West assets, and lower operating expenses in Kaybob as a result of lower production. Production tax and operating expenses increased in Southern consistent with production increases in the United States. Operating expenses per Boe remain consistent with the prior year.

Transportation Expense
Year ended December 31
($ millions, except as noted)	2008	2007	% Change
Transportation expense	15.7	15.9	(1)
$/Boe	3.12	2.61	20

Paramount Resources Ltd. 2008 Management’s Discussion and Analysis

Transportation expense decreased to $15.7 million in 2008 due primarily to lower volumes. Transportation costs per Boe increased in the current year due to less production over similar fixed costs compared to the prior year.

Per Unit Netbacks

Year ended December 31	2008	2007

Natural gas ($/Mcf)
Revenue	8.64	6.77
Royalties	(1.24)	(0.95)
Operating expense	(2.45)	(2.37)
Transportation	(0.62)	(0.52)
Netback	4.33	2.93
Settlements of financial commodity contracts	0.13	0.53
Netback including settlements of financial commodity
contracts	4.46	3.46

Conventional oil ($/Bbl)
Revenue	95.76	68.85
Royalties	(14.15)	(10.30)
Operating expense	(10.86)	(11.94)
Production tax	(2.81)	(1.94)
Transportation	(1.53)	(0.50)
Netback	66.41	44.17
Settlements of financial commodity contracts	14.30	(3.16)
Netback including settlements of financial commodity
contracts	80.71	41.01

Natural gas liquids ($/Bbl)
Revenue	92.96	68.33
Royalties	(19.23)	(11.62)
Operating expense	(11.25)	(9.08)
Production tax	(0.91)	(0.77)
Transportation	(1.40)	(1.10)
Netback	60.17	45.76

All products ($/Boe)
Revenue	63.14	46.59
Royalties	(9.49)	(6.66)
Operating expense	(13.68)	(13.70)
Production tax	(0.63)	(0.36)
Transportation	(3.12)	(2.61)
Netback	36.22	23.26
Settlements of financial commodity contracts	3.45	1.98
Netback including settlements of financial commodity
contracts	39.67	25.24

Paramount Resources Ltd. 2008 Management’s Discussion and Analysis

Other Principal Property Items

Year ended December 31
($ millions)	2008	2007
Depletion, depreciation and accretion	117.3	131.8
Exploration	7.2	6.2
Dry hole	7.2	27.7
Gain on sale of property plant and equipment	(9.1)	(13.7)
Commodity contracts – net of settlements	(16.7)	25.2
Write-down of petroleum and natural gas properties and
goodwill	54.9	274.0
Other items	5.5	(7.5)
Total	166.3	443.7

Depletion, depreciation and accretion expense (“DD&A expense”) for the year ended December 31, 2008 decreased to $117.3 million or $23.28/Boe compared to $131.8 million or $21.66/Boe in 2007. The decrease in DD&A expense is primarily a result of lower production and is partially offset by a higher per Boe depletion rate.

Exploration expense consists of geological and geophysical costs, seismic, and lease rentals expenses. The decrease in 2008 is consistent with Paramount’s lower capital spending and includes lower seismic expenditures.

Dry hole expense was $7.2 million for 2008 compared to $27.7 million in 2007. The 2008 dry hole expense related primarily to unsuccessful exploratory wells in Southern and Northern.

The gain on sale of property, plant and equipment comprises gains on non-core Principal Properties of $9.1 million as the Company continues to divest non-strategic properties and assets.

The commodity contract gains and losses are unrealized and relate to future production periods.

During 2008, the Company recognized a write-down of $44.6 million related petroleum and natural gas properties. The property write-down related primarily to oil properties in the United States and is attributable to lower than expected reserve additions and higher than expected costs. The goodwill write-down of $10.3 million was due to an excess of carrying value of reporting units over their fair value. The prior year write-down related primarily to natural gas properties in Kaybob, Northern, and Grande Prairie.

Paramount Resources Ltd. 2008 Management’s Discussion and Analysis

Strategic Investments

Year ended December 31
($ millions)	2008	2007
Income (loss) from investments	(93.4)	550.0
Exploration and dry hole	-	(43.6)
Drilling, net	-	(0.7)
Gain on sale of property, plant and
equipment	-	270.8
Other items	(1.2)	(6.8)
Non-controlling interest	-	10.9
Segment Earnings (Loss)	(94.6)	780.6

Strategic Investments at December 31, 2008 include the following:

▪	investments in Trilogy, MGM Energy, NuLoch, and Paxton;
▪	oil sands investments, including shares in MEG Energy Corp. (“MEG Energy”) and bitumen land holdings; and
▪	drilling rigs operated by Paramount’s wholly owned subsidiary, Paramount Drilling U.S. LLC (“Paramount Drilling”).

Paramount increased its equity holdings from 18.8 to 23.3 percent of Trilogy in 2008 through unit purchases, participation in Trilogy’s DRIP and indirectly as a result of Trilogy’s NCIB unit purchases. Paramount recorded $23.7 million of equity earning from Trilogy (2007 - $8.9 million).

Paramount invested $12.3 million in 22.4 million common shares of MGM Energy, pursuant to MGM Energy’s July 2008 public offering, maintaining Paramount’s 16.7 percent equity ownership. In addition to an equity loss of $17.2 million in 2008 (2007 - $ 5.0 million), Paramount wrote its investment in MGM Energy down by $41.8 million to the trading price of MGM Energy shares on December 31, 2008. Paramount assessed the difference between the fair value and carrying value of its investment in MGM Energy as unlikely to recover in a reasonable time period due to the current economic uncertainty and because of the excess of Paramount’s carrying value over the trading price of MGM Energy shares.

Prior year income from equity investments included the gain on disposal of shares of North American of $528.6 million.

NuLoch is a TSX Venture Exchange listed oil and gas company with properties in Alberta and Southeast Saskatchewan. In February of 2008 Paramount acquired 6.1 million Class A common shares of NuLoch for $6.0 million. NuLoch was written down by $4.6 million to its December 31, 2008 share price. Paxton is a development stage private company, developing technology to capture greenhouse gas for enhanced hydrocarbon recovery and power generation where bitumen based fuels are economically available.

MEG Energy is a private company focused on oil sands development in the Athabasca region of Alberta. MEG Energy owns a 100 percent working interest in over 800 square miles of oil sands leases including 80 contiguous square miles of oil sands leases in the Christina Lake area. MEG Energy commenced production during the year and continues to increase resource quantities. Paramount recognized a impairment charge of $50.0 million on its investment in MEG Energy based on recent economic events, including weak commodity prices and volatile financial and capital markets. The impairment charge included an assessment of the likelihood that Paramount could recover its investment in MEG Energy in a

Paramount Resources Ltd. 2008 Management’s Discussion and Analysis

reasonable time period and MEG Energy’s independent resources evaluation adjusted for current market rates of return.

Paramount continues to invest in oil sands projects, including Hoole where the Company drilled a further seven delineation wells in early 2009.

Paramount Drilling owns and operates two rigs in North Dakota, used for Paramount’s US operations. Paramount has commissioned the construction of a third rig, expected to be operational in mid 2009. Because of current project economics, Paramount is not presently drilling in North Dakota and is in the process of contracting the rigs to third parties on a short-term basis. Paramount anticipates using the drilling rigs to continue Southern’s US operations when market conditions improve.

Gain on sale of property for 2007 included the gain on disposal of properties in the Surmont area of $271.0 million.

Until May 29, 2007, Paramount owned greater than 50 percent of MGM Energy’s common shares and the results of operations and cash-flows of MGM Energy were consolidated in the financial results of Paramount. Subsequent to May 29, 2007, Paramount accounts for its investment in MGM Energy using the equity method. Prior to the January 12, 2007 spin-out of MGM Energy, the Mackenzie Delta and other Northern assets spun-out to MGM Energy were included in the Strategic Investment segment. Dry hole and exploration expenses for 2007 related to MGM Energy’s 2006/2007 winter drilling program.

Corporate

Year ended December 31
($ millions)	2008	2007
General and administrative	24.7	28.9
Stock-based compensation	4.0	(12.3)
Interest and financing charges	9.9	32.1
Foreign exchange	3.3	(20.0)
Debt extinguishment and other expenses	2.0	12.4
Other income	(3.0)	(10.1)
Corporate costs	40.9	31.0

Corporate costs of $40.9 million in 2008 compared to $31.0 million in 2007. The change was primarily related to foreign exchange gains and stock based compensation recoveries in 2007 partially offset by lower debt extinguishment charges in 2008.

General and administrative expense decreased in 2008 primarily due to lower employee related costs.

Interest and financing charges for 2008 were $9.9 million compared to $32.1 million in 2007, as Paramount had lower average debt levels in 2008 compared to 2007. Foreign exchange gains and losses primarily result from US denominated debt partially offset by the foreign exchange collar. During 2007, Paramount had higher levels of US denominated debt exposed to foreign exchange rate changes.

Other income includes interest income earned on short-term investments and cash balances.

Paramount Resources Ltd. 2008 Management’s Discussion and Analysis

Capital Expenditures

($ millions)	2008	2007
Geological and geophysical	7.1	4.3
Drilling and completions	137.1	158.1
Production equipment and facilities	26.6	104.4
Exploration and development expenditures	170.8	266.8
Land and property acquisitions	17.6	13.9
Cash proceeds on dispositions	(21.2)	(28.1)
Principal Properties	167.2	252.6
Strategic Investments	14.8	54.2
Cash proceeds on disposal of Strategic
Investments	-	(78.7)
Corporate	1.0	1.8
Net capital expenditures	183.0	229.9

Exploration and development expenditures for the year ended December 31, 2008 were $170.8 million compared to $266.8 million in 2007. Paramount’s 2008 exploration and development budget was increased to $170 million from $150 million in the third quarter primarily to fund cost increases and Paramount increasing its working interest share of existing projects in Southern. The 2008 activities were focused on Southern’s North Dakota oil program, Kaybob’s deep gas program including commencement of the pad drilling program and Grande Prairie’s Crooked Creek oil and Karr gas programs.

Strategic Investments capital expenditures for 2008 consist primarily of construction of the third drilling rig and oil sands land acquisitions. Prior year Strategic Investment capital expenditures included spending related to oil sands projects, MGM Energy and drilling rigs. The 2007 proceeds on disposal are primarily related to the sale of oil sands assets in the Surmont area.

Wells drilled are as follows:

(wells drilled)	2008		2007
	Gross(1)	Net(2)	Gross(1)	Net(2)
Gas	43	20	87	52
Oil	25	16	22	9
Oil sands evaluation	-	-	46	44
Dry & Abandoned (3)	3	2	4	3
Total	71	38	159	108
(1)	Gross wells are the number of wells in which Paramount has a working interest or a royalty interest.
(2)	Net wells are the aggregate number of wells obtained by multiplying each gross well by Paramount’s percentage of working interest.
(3)	Dry & Abandoned for 2007 includes two (2.0 net) wells drilled by MGM Energy.

Paramount Resources Ltd. 2008 Management’s Discussion and Analysis

Liquidity and Capital Resources

The current economic environment is challenging and uncertain: a global recession, weak commodity prices, volatile financial markets and limited access to capital markets.

Paramount manages its capital structure to support current and future business plans and periodically adjusts the structure in response to changes in economic conditions and the risk characteristics of the Company’s underlying assets and operations. Paramount may adjust its capital structure by issuing or repurchasing shares, altering debt levels, modifying capital programs, and disposing of assets.

The maximum that Paramount may borrow under the credit facility is subject to semi-annual review, and is dependent upon Paramount’s reserves and lenders’ projections of future commodity prices, among other factors. Paramount has requested an extension to the revolving term of its credit facility to April 29, 2010 and expects to finalize details of the extension before April 30, 2009.

The Company has currently budgeted $90 million for exploration and development spending in 2009. Paramount will continue to monitor its capital structure, and expense and capital programs in response to prevailing economic conditions. The Company has flexibility within its current capital plan to increase or decrease spending, depending upon future circumstances.

Capital Structure

($ millions)	2008	2007	Change
Working capital (1)	(12.9)	(152.0) (2)	139.1
Credit facility	–	–	-
US Senior Notes (3)	110.4	136.5	(26.1)
Net debt	97.5	(15.5)	113.0
Share capital	302.7	313.8	(11.1)
Contributed surplus	2.4	1.4	1.0
Retained earnings	473.4	593.5	(120.1)
Accumulated other comprehensive
income	–	–	-
Total	876.0	893.2	(17.2)
(1)	Excludes risk management assets and liabilities and stock based compensation.
(2)	Includes reclassification of other available for sale investments from short-term to long-term assets of $0.9 million.
(3)	Excludes unamortized financing fees.

Working Capital

Paramount’s working capital at December 31, 2008 was $12.9 million compared to $152.0 million at December 31, 2007. Included in working capital at December, 2008 was $54.1 million in cash and cash equivalents. The decrease in working capital is primarily due to capital spending, repurchases of US Senior Notes, investments in MGM Energy, Trilogy, NuLoch, and Paxton, and Paramount’s NCIB equity purchases, partially offset by funds flow from operations of $179.6 million and the settlement of the $75.0 million note receivable from MEG Energy.

Paramount expects to finance its 2009 operations, contractual obligations, and capital expenditures from its existing cash and cash equivalents, funds flow from operations, and from available borrowing capacity, if required.

Paramount Resources Ltd. 2008 Management’s Discussion and Analysis

Bank Credit Facility

During the second quarter, Paramount renewed its credit agreement and extended the revolving term to April 29, 2009. As of December 31, 2008, the gross borrowing base was $148.6 million and the banking syndicate has provided a commitment to lend up to $125.0 million. As of December 31, 2008, nil was drawn on the credit facility. Paramount also had undrawn letters of credit outstanding totalling $16.5 million that reduce the amount available to the Company under the credit facility.

US Senior Notes

During 2008, Paramount made open market repurchases of US$48.0 million (2007 – US$75.4 million) principal amount of 8.5% US Senior Notes reducing the outstanding balance to US$90.2 million ($110.4 million) at December 31, 2008 from the original balance of US$213.6 million. Paramount may re-market the purchased debt at its discretion. The US Senior Notes were partially hedged economically with a foreign exchange collar, during the year portions of the collar were settled for net payments of $15.8 million. Paramount received $12.2 million in January 2009 on settlement of the remainder of the collar.

Share Capital

On May 6, 2008, the Company’s NCIB approved in May 2007 (the “2007 NCIB”) expired, purchases of 3,304,926 Common Shares for $55.0 million were made under the NCIB during 2007 and 2008, representing 4.7 percent of the Common Shares outstanding when the 2007 NCIB was approved. In November 2008, the Company received approval for a second NCIB (the “2008 NCIB”) for the purchase of up to 3,387,456 Common Shares. To December 31, 2008 the Company purchased 1,008,300 Common Shares for $7.2 million under the 2008 NCIB. In total 4,313,226 common shares were purchased for $62.2 million.

At February 28, 2009, Paramount had 66,152,924 Common Shares and 4,143,750 Stock Options outstanding (799,417 exercisable).

Quarterly Information

	2008				2007
($ millions, except as noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Petroleum and natural gas sales	54.7	83.5	102.9	77.0	61.8	61.9	80.9	78.8

Net earnings (loss)	(150.5)	103.9	(31.9)	(38.0)	(156.5)	(82.2)	671.0	(16.1)
per share - basic ($/share)	(2.23)	1.53	(0.47)	(0.56)	(2.29)	(1.17)	9.46	(0.23)
per share - diluted ($/share)	(2.23)	1.53	(0.47)	(0.56)	(2.29)	(1.17)	9.34	(0.23)

Funds flow from operations	68.2	40.9	46.3	24.2	22.9(1)	21.7	18.0	37.9(1)
per share - diluted ($/share)	1.01	0.60	0.68	0.36	0.33	0.31	0.25	0.54

Sales volumes
Natural gas (MMcf/d)	53.4	57.3	67.7	65.8	67.6	73.5	89.5	84.8
Oil and NGLs (Bbl/d)	3,298	3,657	3,611	3,811	2,984	3,977	3,561	3,636
Total (Boe/d)	12,202	13,206	14,895	14,775	14,248	16,231	18,480	17,773

Average realized price
Natural gas ($/Mcf)	7.43	8.65	10.54	7.68	6.43	5.31	7.35	7.72
Oil and NGLs ($/Bbl)	60.04	112.64	115.55	89.44	79.77	70.99	64.66	60.84
(1) Includes reclassification of foreign exchange collar to conform to current year’s presentation

Paramount Resources Ltd. 2008 Management’s Discussion and Analysis

Significant Items Impacting Quarterly Results

Quarterly earnings variances include the impacts of changing production volumes and market prices.

Fourth quarter 2008 earnings include a $54.9 million write-down of petroleum and natural gas properties and goodwill and a $96.9 million investment impairment provision.

Third quarter 2008 earnings include $79.6 million of mark-to-market gains on financial commodity contracts and $29.8 million of equity investment income.

Second quarter 2008 earnings include $5.9 million of equity investment losses and mark-to-market losses of $56.4 million on financial commodity contracts.

First quarter 2008 earnings include $12.7 million of equity investment losses primarily related to MGM Energy and mark-to-market losses of $15.0 million on financial commodity contracts.

Fourth quarter 2007 earnings include a $192.4 million write-down of petroleum and natural gas properties, primarily related to natural gas producing properties.

Third quarter 2007 earnings include a write-down of petroleum and natural gas properties of $79.6 million related to Kaybob and Northern.

Second quarter 2007 earnings include a pre-tax $528.6 million gain on the sale of North American and a pre-tax gain of $282.2 million on the sale of property, plant and equipment, including $271.0 million related to the sale of the assets in the Surmont area.

First quarter 2007 earnings include $47.6 million of dry hole expenses, including $39.8 million related to MGM Energy’s 2006/2007 drilling program and an $18.9 million future income tax recovery.

Fourth Quarter Review

Netback

($ millions)	2008	2007
Revenue	54.7	61.8
Royalties	(7.0)	(5.2)
Operating expense and production tax	(18.5)	(21.6)
Transportation expense	(4.0)	(3.4)
Netback	25.2	31.6
Settlements of financial commodity contracts	42.4	(4.2)
Netback including settlements of financial commodity
contracts	67.6	27.4
Netback per Boe	60.22	20.92

Funds Flow from Operations

($ millions)	2008	2007
Cash flow from operating activities	71.6	42.2
Change in non-cash working capital	(3.4)	(19.3)
Funds flow from operations	68.2	22.9 (1)
Funds flow from operations per Boe	60.73	20.40

Paramount Resources Ltd. 2008 Management’s Discussion and Analysis

(1) Includes the impacts of intra-quarter reclassification of foreign exchange collar settlement.

Paramount’s fourth quarter sales volumes of 12,202 Boe/d consisted of 53.4 MMcf/d of natural gas and 3,298 Bbl/d of oil and NGLs, generating revenue of $54.7 million, a decrease of $7.1 million from the prior year comparable quarter due to lower natural gas sales volumes and oil and NGLs prices.

Fourth quarter royalties increased to $7.0 million in 2008 compared to $5.2 million in 2007, primarily as a result of higher royalty rates in Northern in 2008. Operating expenses continued to decrease in the fourth quarter of 2008, primarily related to Northern, which included the impact of property sales and decommissioning of facilities in the fourth quarter of 2007 and first quarter of 2008, provisions for additional plant equalizations and the beginning of the Northern winter maintenance program.

Funds flow from operations increased by $45.3 million to $68.2 million and includes the impact of $42.4 million of financial commodity contract settlements related to 2008 and 2009.

Fourth quarter exploration and development expenditures of $63.1 million were primarily related to Southern’s North Dakota oil program and drilling and infrastructure in Kaybob.

Subsequent Events

▪	Cancelled 3.0 million Paramount Options on surrender by their holders.
▪	All stock appreciation rights that were issued in November 2008 were surrendered and cancelled in exchange for the same number of Paramount Options with the same exercise price and vesting terms.

Related Party Transactions

On January 12, 2007, Paramount Resources Ltd. completed a reorganization pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the “MGM Spinout”) involving Paramount Resources Ltd., its shareholders and MGM Energy, a wholly-owned subsidiary of Paramount immediately prior to the MGM Spinout.

Service Agreements

Paramount provides certain operational and administrative services to Trilogy Energy Ltd., a wholly owned subsidiary of Trilogy, and MGM Energy, at cost and cost plus 10 percent, respectively. Transactions with Trilogy and MGM Energy are settled monthly. In addition, as a result of the respective spinouts, certain employees of Trilogy and MGM Energy hold Paramount and/or Holdco Options and, therefore, stock-based compensation expense accrues to Paramount. During the year Paramount charged an aggregate of $0.5 million for administrative services and recognized $0.6 million for stock-based compensation.

In August of 2008 Paramount entered into an agreement with a supplier for the construction of a significant portion of a third drilling rig for US$8.2 million. For the year ended December 31, 2008, US$6.5 million has been paid to the supplier. An individual who indirectly owns part of the supplier is also a director of a company affiliated with Paramount.

Paramount Resources Ltd. 2008 Management’s Discussion and Analysis

Significant Equity Investees

The following table summarizes the assets, liabilities and results of operations of Paramount’s significant equity investees. The amounts summarized have been derived directly from the investees’ financial statements as at and for the years ended December 31, 2008 and 2007, and do not include Paramount’s adjustments when applying the equity method of investment accounting. As a result, the amounts included in the table below cannot be used to derive Paramount’s equity income and net investment in Trilogy and MGM Energy.

($ millions)	Trilogy		MGM Energy
As at December 31	2008	2007	2008	2007
Current assets	$ 78.2	$ 52.3	$ 83.9	$ 112.0
Long term assets	879.4	875.9	229.7	250.6
Current liabilities	70.7	76.2	12.7	15.9
Long term liabilities	470.8	470.0	2.0	1.2
Equity	416.1	382.0	298.9	345.5

Year ended December 31	2008	2007	2008	2007
Revenue	$ 425.8	$ 304.3	$ 2.8	$ 3.1
Expenses	294.1	285.0	124.8	88.7
Tax expense (recovery)	8.3	69.1	(21.9)	(23.1)
Net earnings (loss)	$ 123.4	$ (49.8)	$ (100.1)	$ (62.3)
Units/shares outstanding at December 31
(thousands)	95,997	94,609	263,195	128,945
Paramount’s equity interest at December 31(1)	23.3%	18.8%	16.7%	16.7%

(1)

Readers are cautioned that Paramount does not have any direct or indirect interest in or right to the equity investees’ assets or revenue nor does Paramount have any direct or indirect obligation in respect of or liability for the equity investees’ expenses or obligations.

Trilogy had 4.8 million trust unit options outstanding (0.4 million exercisable) at December 31, 2008 at exercise prices ranging from $4.85 to $23.95 per unit. MGM Energy had 11.2 million stock options outstanding (1.0 million exercisable) at December 31, 2008 at exercise prices ranging from $0.16 to $5.00 per share.

Outlook

Paramount's 2009 exploration and development budget is $90 million, excluding land purchases. The 2009 budget will focus on the development of deep gas opportunities in the Kaybob area, and exploration and facility development in Grande Prairie. The exploration and development budget also includes an allocation to maintain coal bed methane production at Chain. In addition to the exploration and development budget, the Company has budgeted $2.0 million for further oil sands delineation wells in the Hoole area and $8.0 million for the completion of the third drilling rig. The Company has flexibility within its current capital plan to increase or decrease spending, depending upon future economic conditions.

Based on current production levels, market conditions, and the current exploration and development budget, annual average production is expected to be approximately 12,500 Boe/d.

Paramount Resources Ltd. 2008 Management’s Discussion and Analysis

Contractual Obligations
Paramount had the following contractual obligations as at December 31, 2008:

($ millions)	2009	2010-2011	2012-2014	After 2014	Total
US Senior Notes, including interest	9.4	18.8	124.5	-	152.7
Asset retirement obligations	3.2	21.4	23.5	167.6	215.7
Pipeline transportation commitments
(1)	14.4	26.2	19.6	40.5	100.7
Operating leases	7.4	9.9	1.0	-	18.3
Total	34.4	76.3	168.6	208.1	487.4
(1) Certain of the pipeline transportation commitments are secured by $3.7 million of outstanding letters of credit million at December 31, 2008.

Contingencies

Paramount is party to various legal claims associated with the ordinary conduct of business. Paramount does not anticipate that these claims will have a material impact on its financial position.

Tax and royalty legislation and regulations, and government interpretation and administration thereof, continually changes. As a result, there are often tax and royalty matters under review by relevant government authorities.

All tax filings are subject to subsequent government audit and potential reassessments. Accordingly, the final liability may differ materially from amounts estimated and recorded.

Crown royalties for Paramount’s production from frontier lands in the Northwest Territories have been recognized in the Consolidated Financial Statements based on the Company’s interpretation of the relevant legislation and regulations. At present, Paramount has not received assessments from the Government of Canada for its past Northwest Territories royalty filings. Although Paramount believes that its interpretation of the relevant legislation and regulations has merit, Paramount is unable to predict the ultimate outcome of ongoing audits and/or assessments by the Government of Canada. Additional material amounts could potentially become payable.

Paramount, as the original lessee, has committed to discharge MGM Energy’s office lease obligation should MGM Energy not fulfill its lease obligation.

Risks and Risk Management

The exploration for and production of oil and natural gas involves a number of risks and uncertainties, including exploration uncertainty, commodity pricing, industry competition, production practices, transportation restrictions, foreign exchange rates, interest rates and government and regulatory practices.

Exploration and operating uncertainty includes risks and hazards such as poor drilling results, unusual or unexpected geological formations, high reservoir pressures, environmental damage, and other risks involved in drilling and operating wells. Drilling success can be improved by using current technologies and shooting or purchasing seismic information. Paramount also attempts to minimize exploration and operating risks using prudent safety programs and adequate insurance coverage against potential losses. Where an environmental breach occurs, fines and penalties occur.

Paramount Resources Ltd. 2008 Management’s Discussion and Analysis

Natural gas and oil prices are influenced by market supply and demand fundamentals as well as weather, political climate, and other events. As the majority of Paramount’s natural gas and oil sales are priced to US markets, the Canada/US dollar exchange rate also impacts revenue.

Paramount uses financial commodity contracts in addition to fixed price physical delivery contracts to manage exposure to the impacts of volatile commodity prices. The use of financial commodity contracts is limited by policies approved by the Board of Directors. Paramount is exposed to credit risk from financial commodity contracts to the extent of non-performance by counterparties. Paramount manages credit risk associated with possible non-performance by counterparties by entering into contracts with highly rated counterparties or obtaining letters of credit, limits on individual counterparty exposure, and monitoring procedures. Paramount also uses foreign exchange instruments to offset the earnings impacts of the carrying value of US denominated debt. Accounts receivable include balances due from customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risk. At December 31, 2008, Paramount had balances due from one sales customer that represented approximately 14 percent of the Company’s total accounts receivable.

Regulatory policies, royalties, and income taxes imposed by the various levels of government can be amended from time to time. Further, tax and royalty filings are subject to subsequent government audit and potential reassessments. Accordingly, the final income tax or royalty balance may differ materially from amounts recorded. Paramount attempts to ensure that it is in compliance with current regulations and can respond to changes as they occur by employing qualified personnel and engaging subject specialists as necessary.

Paramount also secures long-term transportation commitments to minimize transportation restrictions and cost volatility.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. The following is a discussion of the accounting estimates that are considered critical.

Property Plant and Equipment

Paramount follows the successful efforts method of accounting for its petroleum and natural gas operations. The application of the successful efforts method of accounting requires the use of judgment to determine, among other things, the designation of wells as development or exploratory, and whether exploratory wells have discovered economically recoverable quantities of proved reserves. All costs of development wells are capitalized. Costs of drilling exploratory wells are initially capitalized, pending evaluation of proved reserves. If economically recoverable reserves are not found, such costs are charged to earnings.

During the current year, in accordance with its policy, the Company reviewed depreciation estimates, and changed the usage pattern estimates of certain facilities and gathering systems to a unit of production method from a straight line method to better reflect the observed usage and expected lives of these assets.

Reserve Estimates

Reserve engineering is an inherently complex and subjective process of estimating underground accumulations of petroleum and natural gas reserves. The process relies on interpretations of available

Paramount Resources Ltd. 2008 Management’s Discussion and Analysis

geological, geophysical, engineering and production data. The accuracy of a reserves estimate is a function of the quality and quantity of available data, the interpretation of that data, the accuracy of various economic assumptions and the judgment of the persons preparing the estimate.

In 2008, 100 percent of Paramount’s reserves were evaluated by qualified independent reserves evaluators. Because these estimates depend on many assumptions, all of which may differ from actual results, reserves estimates and estimates of future net revenue may be different from the quantities of petroleum and natural gas that are ultimately recovered and amounts actually realized. The results of drilling, testing and production after the date of an estimate may justify revisions to the estimate.

The estimates of reserves impact; (i) the assessment of whether or not an exploratory well has found economically producible reserves; (ii) depletion rates; and (iii) impairment assessments of oil and gas properties and goodwill, all of which could have a material impact on earnings.

Impairment of Petroleum and Natural Gas Properties

Proved properties are reviewed for impairment annually, or as economic events dictate, on a field basis. An impairment provision is recorded when the carrying value of a field exceeds its estimated expected future cash flows from proved and probable petroleum and natural gas reserves. Reserve estimates, as well as estimates for petroleum and natural gas prices, royalties and production costs, may change and there can be no assurance that additional impairment provisions will not be required in the future.

If exploratory wells encounter potentially economic quantities of oil and gas, the well costs remain capitalized as long as sufficient progress is being made in assessing the reserves and the economic and operating viability of the well. The concept of “sufficient progress” is a judgmental area, where the accounting rules prohibit the continued capitalization of suspended well costs on the mere chance that future market conditions will improve or new technologies will be found that would make the project’s development economically profitable. For certain exploratory projects, it is possible to have exploratory costs remain capitalized for several years while additional drilling is performed, or the Company seeks government, regulatory or partner approval of development plans.

Management reviews suspended well balances regularly and expenses the suspended well costs when the project does not warrant further investment. Criteria utilized in making this determination include evaluation of the reservoir characteristics and hydrocarbon properties, expected development costs, regulations and access or contract negotiations.

Asset Retirement Obligations

Paramount recognizes the fair value of an asset retirement obligation in the period in which it is incurred and when a reasonable estimate of the fair value can be made. The accumulated asset retirement obligation is adjusted for the passage of time, which is recognized in depletion, depreciation and accretion expense, and for revisions in either the timing or the amount of the original estimated cash flows associated with the liability.

Estimates of the associated asset retirement costs are subject to uncertainty associated with the method, timing, and extent of future retirement activities. Accordingly, the actual payments to settle the obligations may differ materially from estimated amounts.

Carrying Value of Investments

The carrying value of investments is assessed for impairment at least annually. For equity investments, the Company assesses factors including the expected future cash flows from the investment and public

Paramount Resources Ltd. 2008 Management’s Discussion and Analysis

trading prices of investees units or shares. Impairment is assessed based on the difference between the fair value as determined by a cash flow analysis or unit or share price and carrying value, with any excess of the carrying value over the fair value charged to earnings. The process of assessing investments for impairment requires estimates of fair values involving various assumptions and judgments, assessments that the fair value of investments will return to their carrying value in reasonable periods and an assessment of the period the investment will be held.

Carrying Value of Goodwill

Goodwill is tested for impairment, at least annually, using the expected future cash flows of the respective reporting unit to determine its fair value. Impairment is assessed based on the difference between the fair value of each reporting unit and its carrying value, including goodwill. Any excess of the carrying value of the reporting unit over the fair value is charged to earnings. The process of assessing goodwill for impairment requires estimates of fair values involving various assumptions and judgments.

Income Taxes

The Company follows the liability method of accounting for income taxes, whereby future income taxes are recognized based on the difference between the carrying amount of an asset or liability reported in the financial statements and its respective tax basis, using substantively enacted income tax rates. Accounting for income taxes is a complex process requiring management to interpret frequently changing laws and regulations and make judgments related to the application of tax law, estimate the timing of temporary difference reversals, and estimate the realization of tax assets. These interpretations and judgments and changes related to them impact the current and future tax provisions, future income tax assets and liabilities and net earnings.

Changes in Accounting Policies

Canadian GAAP

Effective January 1, 2008 the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 3862 “Financial Instruments – Disclosures” and 3863 “Financial Instruments –Presentation,” which combined, replaced Section 3861 “Financial Instruments – Disclosures and Presentation”. Sections 3862 and 3863 require enhanced disclosure of financial instruments including the nature and extent of risks arising from financial instruments.

Effective January 1, 2008 the Company adopted CICA Handbook Section 1535 “Capital Disclosures”, requiring disclosure related to the Company’s objectives, policies, and processes for managing capital, including the extent of externally imposed capital requirements.

Paramount Resources Ltd. 2008 Management’s Discussion and Analysis

Future Accounting Changes

International Financial Reporting Standards

The Accounting Standards Board of Canada has announced that accounting standards in Canada, as used by public companies, will be converged to International Financial Reporting Standards (“IFRS”) for fiscal years beginning on January 1, 2011. The Company commenced the IFRS transition in 2008, which includes of four key phases:

▪

Project Management – A steering committee has been established to monitor the transition and a project team has been assembled to research and analyze IFRS and implement the transition according to the project plan.

▪	Diagnostic - A diagnostic has been completed to identify key differences between existing Canadian GAAP and IFRS, as they relate to the Company.
▪

Research and policy design – This phase will identify policy changes from current practice and an analysis of policy alternatives where applicable. This phase is ongoing and expected to be completed in mid 2009. In addition, Paramount has secured the services of an external advisor to provide technical accounting advice where necessary and permitted.

▪

Implementation – This phase will include employee and stakeholders training, approval and implementation of accounting policy changes, implementation of new processes and process changes, implementation and testing of new systems and controls as well as the preparation of an opening IFRS balance sheet. This phase is expected to commence in mid to late 2009.

Paramount’s steering committee consists of senior members of management who are responsible for approval of policy recommendations where alternatives are permitted. Through the diagnostic, the Company has identified property plant and equipment as one key difference. Although Paramount follows successful efforts accounting for oil and gas operations the transition to IFRS will require certain policy, process and disclosure changes, including impairment testing levels and exploration phase accounting. Other significant differences include, but are not limited to, accounting for stock-based compensation and asset retirement obligations. The project team is in the process of researching policy alternatives and process changes related to these items.

Disclosure Controls and Procedures

As of the year ended December 31, 2008, an evaluation of the effectiveness of Paramount’s disclosure controls and procedures, as defined by the rules of the Canadian Securities Administrators was performed by the Company’s management with the participation of the chief executive officer and chief financial officer. Based upon that evaluation, the Company’s chief executive officer and chief financial officer have concluded that as of the end of that fiscal year, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company is (i) recorded, processed, summarized and reported within the time periods specified in Canadian securities law and (ii) accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

It should be noted that while the Company’s chief executive officer and chief financial officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control

Paramount Resources Ltd. 2008 Management’s Discussion and Analysis

over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. The Company’s internal control system was designed to provide reasonable assurance that all transactions are accurately recorded, that transactions are recorded as necessary to permit preparation of financial statements in accordance with Generally Accepted Accounting Principles, and that the Company’s assets are safeguarded.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedure may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2008. In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework in Internal Control – Integrated Framework to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2008.

Changes in Internal Control Over Financial Reporting

During the fiscal year ended December 31, 2008, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Advisories

Forward-looking Statements

Certain statements included in this document constitute forward-looking statements or information under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “propose”, or similar words suggesting future outcomes or statements regarding an outlook and include an assessment of the fair value and impairment charges of investments. Forward-looking statements or information in this document include, but are not limited to: business strategies and objectives, financing plans, capital expenditures, reserve and resource quantities and the undiscounted and discounted present value of future net revenues from such reserves and resources, anticipated tax liabilities, future production levels, exploration and development plans and the timing thereof, abandonment and reclamation plans and costs, acquisition and disposition plans, operating and other costs and royalty rates.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. The following assumptions have been made, in addition to any other assumptions identified in this document:

▪	future oil and gas prices and general economic and business conditions;
▪	the ability of Paramount to obtain required capital to finance its exploration, development and operations;

Paramount Resources Ltd. 2008 Management’s Discussion and Analysis

▪	the ability of Paramount to obtain equipment, services, supplies and personnel in a timely manner to carry out its activities;
▪	the ability of Paramount to market its oil and natural gas successfully to current and new customers;
▪	the ability of Paramount to secure adequate product transportation and storage;
▪	the ability of Paramount and its industry partners to obtain drilling success consistent with expectations;
▪	the timely receipt of required regulatory approvals; and
▪	currency, exchange and interest rates.

Although Paramount believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on such forward-looking statements or information as Paramount can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to:

▪	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
▪	general economic and business conditions;
▪	loss of the services of any of Paramount’s executive officers or key employees;
▪	the ability of Paramount’s management to execute its business plan;
▪	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand for oil and gas;
▪	the ability of Paramount to obtain required capital to finance its exploration, development and operations and the adequacy and costs of such capital;
▪	risks and uncertainties involving the geology of oil and gas deposits;
▪	the uncertainty of reserves estimates and reserves life;
▪	the uncertainty of resource estimates and resource life;
▪	the ability of Paramount to add production and reserves through development and exploration activities;
▪	the impact of market competition;
▪	the uncertainty of estimates and projections relating to exploration and development costs and expenses;
▪	the uncertainty of estimates and projections relating to future production and the results of exploration, development and drilling;
▪	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
▪	the availability of future growth prospects and Paramount’s expected financial requirements;
▪	risks inherent in Paramount's marketing operations, including counterparty credit risk;
▪	Paramount’s ability to obtain equipment, services, supplies and personnel in a timely manner to carry out its activities;

Paramount Resources Ltd. 2008 Management’s Discussion and Analysis

▪	Paramount's ability to enter into or continue leases;
▪	Paramount's ability to secure adequate product transportation and storage;
▪	imprecision in estimates of product sales and the anticipated revenues from such sales;
▪	weather conditions;
▪	the ability to obtain necessary regulatory approvals;
▪	the possibility that government laws, regulations or policies may change or governmental approvals may be delayed or withheld;
▪	uncertainty in amounts and timing of royalty payments and changes to royalty regimes and government regulations regarding royalty payments;
▪	changes in taxation laws and regulations and the interpretation thereof;
▪	health, safety and environmental risks;
▪	changes in environmental laws and regulations and the interpretation thereof;
▪	the value and liquidity of Paramount’s investments in other entities and the returns on such investments;
▪	the cost of future abandonment activities and site restoration;
▪	risks associated with existing and potential future law suits and regulatory actions against Paramount;
▪	uncertainty regarding aboriginal land claims and co-existing with local populations;
▪	occurrence of a significant event against which the Company is not fully insured; and
▪	other risks and uncertainties described elsewhere in this document or in Paramount's other filings with Canadian securities authorities and the United States Securities and Exchange Commission.

The forward-looking statements or information contained in this document are made as of the date hereof and, except as required by law, Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

“Funds flow from operations” and “Netback” are used to assist management in measuring the Company’s ability to finance capital programs and meet financial obligations. Funds flow from operations refers to cash flows from operating activities before net changes in operating working capital. “Netback” equals petroleum and natural gas sales less royalties, operating costs, production taxes and transportation costs. Refer to the calculation of “Net debt” in the liquidity and capital resources section of this document. Non-GAAP measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, or other measures of financial performance calculated in accordance with GAAP.

Oil and Gas Measures and Definitions

This document contains disclosure expressed as “Boe” and “Boe/d”. All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

Paramount Resources Ltd. 2008 Management’s Discussion and Analysis

Contingent Resources - Those quantities of bitumen estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but are classified as a resource rather than a reserve due to one or more contingencies, such as the absence of regulatory approvals, detailed design estimates or near term development plans.

Best Estimate - There may be significant risk that Contingent Resources will not achieve commercial production, however a range of potentially recoverable quantities is presented independent of such risk. A low estimate indicates a conservative estimate. It is likely that the actual remaining quantities recovered will exceed the low estimate. A best estimate indicates a most likely estimate. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. A high estimate indicates an optimistic estimate. It is unlikely that the actual remaining quantities recovered will exceed the high estimate.

Paramount Resources Ltd. 2008 Management’s Discussion and Analysis